UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-52041

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

11000 North IH-35, Austin, Texas, 78753; Tel. 512-837-8810

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Major Merger Sub, Inc. (“Merger Sub”), a Delaware corporation wholly-owned by Golf Town USA Holdings Inc., a Delaware corporation (“Golf Town”) merged with and into the registrant Golfsmith International Holdings, Inc., a Delaware corporation (“Golfsmith”), with Golfsmith continuing as the surviving corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of May 11, 2012 by and among Golfsmith, Golf Town and Merger Sub. The Merger became effective on July 24, 2012, pursuant to a Certificate of Merger filed with the Secretary of State of the State of Delaware, and the separate existence of Merger Sub ceased thereby. As a result of the Merger, Golfsmith is wholly-owned by Golf Town.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 3, 2012

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

By:	/s/ James A. Eliasberg
Name:	James A. Eliasberg
Title:	Vice President, General Counsel and Secretary

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